[CCFI Letterhead]

May 10, 2012

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549

Re:      Community Choice Financial Inc.

Request to Withdraw Registration Statement on Form S-1
Registration No. 333-176434

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, Community Choice Financial Inc., an Ohio corporation (the “Company”), hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the immediate withdrawal of the Company’s Registration Statement on Form S-1 (Registration No. 333-176434) together with all exhibits and amendments thereto (the “Registration Statement”).  The Company is requesting such withdrawal because of its decision, taken together with the underwriters of the offering, to terminate the offering of common shares covered by the Registration Statement. No securities were sold or will be sold under the Registration Statement.  The Registration Statement was originally filed with the Commission on August 23, 2011 and was declared effective on May 7, 2012.

Accordingly, we hereby request that an order granting the withdrawal of the Registration Statement be issued by the Commission as soon as possible.  Should you have any questions or require any further information please contact Michael J. Solecki at (216) 586-7103. Thank you for your assistance with this application for withdrawal.

Sincerely,
Community Choice Financial Inc.

	By:	/s/ Bridgette C. Roman
		Name:	Bridgette C. Roman
		Title:	General Counsel, Secretary,
Senior Vice President

cc: Michael J. Solecki, Esq. (Jones Day)